

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP: 3561

October 11, 2018

<u>Via E-Mail</u>
Ken Atwood
Hunt Mining Corporation
23800 East Appleway Avenue
Liberty Lake, WA 99019

**Re:**      **Hunt Mining Corporation**
         **Form 10-K for the Fiscal Year Ended December 31, 2017**
         **Filed April 17, 2018**
         **File No. 333-182072**

Dear Mr. Atwood:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining